Exhibit 99.1

MOGU Inc. Announces Resignation of Senior VP of Technology

HANGZHOU, China, February 27, 2020 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced that its senior vice president of technology, Mr. Xianjie Zeng, is resigning from his position at the Company for personal reasons, effective February 28, 2020. Mr. Zeng’s resignation did not result from any disagreement with the Company.

“We would like to thank Xianjie for his valuable contributions to our company. We wish him all the success in his future endeavours,” said MOGU’s chairman and chief executive officer, Mr. Qi Chen.

The operation of the technology department of the Company will remain normal after Mr. Zeng’s departure.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com